Exhibit 2.1

SEPARATION AND DISTRIBUTION AGREEMENT

dated as of                    , 2015

by and between

MASCO CORPORATION

and

[NAME OF SPIN CO]

ii

SCHEDULES

Schedule 1	Restructuring Plan
Schedule 2	Specified Masco Former Businesses
Schedule 3	Specified Spin Co Former Businesses
Schedule 4	Specified Spin Co Liabilities
Schedule 4(a)	Spin Co Environmental Liabilities
Schedule 4(b)	Spin Co Leases
Schedule 4.09	Matching Deductible Policies
Schedule 5	Masco Liabilities
Schedule 2.06(b)	[Intercompany Agreements]
Schedule 2.09(i)	Customer Contracts
Schedule 2.09(ii)	Spin Co Surety Bonds
Schedule 2.09(iii)	Letters of Credit
Schedule 5.02(a)	Spin Co Assumed Actions
Schedule 5.02(a)(i)	Actions Excluded from Spin Co Assumed Actions
Schedule 5.02(b)	Masco Assumed Actions

EXHIBITS

Exhibit A	Employee Matters Agreement
Exhibit B	IP Matters Agreement
Exhibit C	Tax Matters Agreement
Exhibit D	Transition Services Agreement

SEPARATION AND DISTRIBUTION AGREEMENT

SEPARATION AND DISTRIBUTION AGREEMENT dated as of [•] (as the same may be amended from time to time in accordance with its terms and together with the schedules and exhibits hereto, this “Agreement”) between Masco Corporation, a Delaware corporation (“Masco”), and [•], a Delaware corporation (“Spin Co”).

W I T N E S S E T H:

WHEREAS, Spin Co is a wholly owned Subsidiary of Masco;

WHEREAS, the Board of Directors of Masco has determined that it is in the best interests of Masco and the stockholders of Masco to distribute to the holders of the issued and outstanding shares of common stock, par value $1.00 per share, of Masco (the “Masco Common Stock”) as of the Record Date (as defined below), by means of a pro rata dividend, 100% of the issued and outstanding shares of common stock, par value $[0.01] per share, of Spin Co (the “Spin Co Common Stock”), on the basis of [•] share of Spin Co Common Stock for every [•]then issued and outstanding shares of Masco Common Stock (the “Distribution”);

WHEREAS, Masco and Spin Co have prepared, and Spin Co has filed with the Commission (as defined below), the Form 10 (as defined below), which includes the Information Statement (as defined below), and which sets forth appropriate disclosure concerning Spin Co and the Distribution, and the Form 10 has become effective under the Exchange Act (as defined below);

WHEREAS, the Distribution will be preceded by, among other things, the Restructuring (as defined below) in which all of the stock of Masco Administrative Services Inc. (“MAS”), Masco Home Services Inc. (“MHS”) and Masco Services Group Corporation (“MSG”) will be contributed to Spin Co;

WHEREAS, for United States federal and state income tax purposes, it is intended that (i) the Restructuring and the Distribution, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) the Distribution will qualify as a tax-free transaction under Sections 355(a) and 355(c) of the Code (in each case, qualifying for such treatment under the corresponding provisions of state law), and it is a condition to the Distribution that Masco will have obtained a legal opinion to such effect as contemplated by Section 3.01(a)(x); and

WHEREAS, the parties hereto have determined to set forth the principal actions required to effect the Distribution and to set forth certain agreements that will govern the relationship between the parties following the Distribution.

ACCORDINGLY, in consideration of the mutual covenants contained in this Agreement, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.  Definitions.  As used in this Agreement, the following terms have the following meanings:

“Action” means any demand, claim, suit, action, arbitration, inquiry, investigation or other proceeding by or before any Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such other Person.  For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.  Notwithstanding any provision of this Agreement to the contrary (except where the relevant provision states explicitly to the contrary), no member of the Masco Group, on the one hand, and no member of the Spin Co Group, on the other hand, shall be deemed to be an Affiliate of the other.

“Agreement” has the meaning set forth in the preamble.

“Ancillary Agreement” means each of the Tax Matters Agreement, the Transition Services Agreement, the Employee Matters Agreement [and] the [IP Matters Agreement], (in each case, together with the schedules, exhibits, annexes and other attachments thereto).

“Antitrust Laws” means any laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition, including the Hart-Scott Rodino Act and other similar competition or antitrust laws of any jurisdiction.

“Applicable Law” means, with respect to any Person, any federal, state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, directive, guidance, instruction, direction, permission, waiver, notice, condition, limitation, restriction or prohibition or other similar requirement enacted, adopted, promulgated, imposed, issued or applied by a Governmental Authority that is binding upon or applicable to such Person, its properties or assets or its business or operations, as amended unless expressly specified otherwise.

“Business” means, with respect to the Masco Group, the Masco Business and, with respect to the Spin Co Group, the Spin Co Business.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Claim” has the meaning set forth in Section 6.04(a).

[“Claims Administration” means the processing of claims made under Masco Policies, including the reporting of claims to the insurance carrier, management and defense of claims, and providing for appropriate releases upon settlement of claims.]

“Claims Made Policies” has the meaning set forth in Section 4.04(a).

“Code” has the meaning set forth in the recitals to this Agreement.

“Commission” means the United States Securities and Exchange Commission.

“Confidential Information” means, with respect to a Group, (i) any proprietary information that is competitively sensitive, material or otherwise of value to the members of such Group and not generally known to the public, including product planning information, marketing strategies, financial information, information regarding operations, consumer and/or customer relationships, consumer and/or customer profiles, sales estimates, business plans and internal performance results relating to the past, present or future business activities of the members of such Group and the consumers, customers, clients and suppliers of the members of such Group, (ii) any proprietary scientific or technical information, design, invention, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords any member of such Group a competitive advantage over its competitors and (iii) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, information, and trade secrets, in the case of each of clauses (i), (ii) and (iii) of this definition, that are related primarily to such Group’s Business; provided that to the extent both the Masco Business and the Spin Co Business use or rely upon any of the information described in any of the foregoing clauses (i), (ii) and/or (iii), subject to Section 5.07, such information shall be deemed the Confidential Information of both the Masco Group and the Spin Co Group.

“Credit Facility” means [to describe new Spin Co credit facility].

“Disposing Party” has the meaning set forth in Section 5.05.

“Distribution” has the meaning set forth in the recitals to this Agreement.

“Distribution Agent” means Computershare, Inc.

“Distribution Date” means [•], the date on which the Distribution shall be effected.

“Distribution Documents” means this Agreement and the Ancillary Agreements.

“Distribution Time” means the time at which the Distribution is effective on the Distribution Date, which shall be deemed to be 11:59 p.m., Eastern Daylight Time, on [the day before] the Distribution Date.

“Employee Matters Agreement” means the Employee Matters Agreement dated as of the date hereof between Masco and Spin Co substantially in the form of Exhibit A, as such agreement may be amended from time to time in accordance with its terms.

“Environmental Law” means any Applicable Law relating to pollution, protection or restoration of or prevention of harm to the environment or natural resources, or the effect on the environment of the use, handling, transportation, treatment, storage, disposal, release or discharge of, or any human exposure to, any toxic or hazardous materials.

“Environmental Liabilities” means all Liabilities relating to, arising out of or resulting from the effect on the environment of the use, handling, transportation, treatment, storage, disposal, release or discharge of, or any human exposure to, any toxic or hazardous materials, Environmental Law or contract or agreement relating to any such matters (including related removal, remediation or cleanup costs, investigatory costs, response costs, natural resources damages, property damages, personal injury damages, costs of compliance and indemnity, contribution or similar obligations), including but not limited to the Liabilities listed on Schedule 4(a), and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith.

“Equity Compensation Registration Statement” means the Registration Statement on Form S-8 or such other form or forms as may be appropriate, as amended and supplemented, including all documents incorporated by reference therein, to effect the registration under the Securities Act of Spin Co Common Stock subject to certain equity awards granted to current and former officers, employees, directors and consultants of the Masco Group to be assumed or replaced by Spin Co pursuant to the Employee Matters Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Credit Facility” means the credit agreement dated March 28, 2013, among Masco, Masco Europe S.A.R.L., the lenders from time to time party thereto, JPMorgan Chase Bank, N.A. as administrative agent and the other signatories thereto, as amended.

“FIFO Basis” means, with respect to the payment of Unrelated Claims pursuant to the same Shared Policy, the payment in full of each successful claim (regardless of whether a Masco Insured Party or a Spin Co Insured Party is the claimant) in the order in which such successful claim is approved by the insurance carrier, until the limit of the applicable Shared Policy is met.

“Form 10” means the registration statement on Form 10 filed by Spin Co with the Commission to effect the registration of Spin Co Common Stock pursuant to the Exchange Act in connection with the Distribution, as such registration statement may be amended or supplemented from time to time.

“Former Business” means any corporation, partnership, entity, division, business unit, business or set of business operations that has been sold, conveyed, assigned, transferred or otherwise disposed of or divested (other than solely in connection with the Restructuring), in whole or in part, or the operations, activities or production of which has been discontinued, abandoned, liquidated, completed or otherwise terminated, in whole or in part, in each case, by either Group prior to the Distribution Time.

“Fundamental Claim” means any Third Party Claim or Action (i) brought by or on behalf of any Governmental Authority (including any Third Party Claim or Action alleging criminal misconduct), (ii) involving a class of plaintiffs seeking certification or (iii) that could, in Masco’s good faith opinion, have an adverse impact on the Masco Business or interests of any member of the Masco Group in any material respect.

“Governmental Authority” means any multinational, foreign, federal, state, local or other governmental, statutory or administrative authority, regulatory body or commission or any court, tribunal or judicial or arbitral authority which has any jurisdiction or control over either party (or any of their Affiliates).

“Group” means, as the context requires, the Spin Co Group, the Masco Group or either or both of them.

“Indemnified Party” has the meaning set forth in Section 6.04(a).

“Indemnifying Party” has the meaning set forth in Section 6.04(a).

“Indemnitees” means, as the context requires, the Masco Indemnitees or the Spin Co Indemnitees.

“Information Statement” means the Information Statement to be sent to each holder of Masco Common Stock in connection with the Distribution.

“Insured Party” means, as the context requires, a Masco Insured Party, a Spin Co Insured Party or either or both of them.

“Intercompany Accounts” has the meaning set forth in Section 2.05.

[“IP Matters Agreement” means the IP Matters Agreement dated as of the date hereof between Masco and Spin Co substantially in the form of Exhibit B, as such agreement may be amended from time to time in accordance with its terms.]

“IRS” means the Internal Revenue Service.

“LC Consent” has the meaning set forth in Section 2.09.

“Liabilities” means any and all Claims, debts, liabilities, damages and obligations of any kind, character or description, whether absolute or contingent, matured or not matured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, including all costs and expenses (including attorneys’ fees and expenses and associated investigation costs) relating thereto, and including, without limitation, those Claims, debts, liabilities, damages and obligations arising under this Agreement, any Applicable Law, any Action or threatened Action, any order or consent decree of any Governmental Authority or any award of any arbitrator of any kind, and those arising under any agreement, commitment or undertaking, including in connection with the enforcement of rights hereunder or thereunder.

“Masco” has the meaning set forth in the preamble.

“Masco Accounts” has the meaning set forth in Section 2.07.

“Masco Assumed Actions” has the meaning set forth in Section 5.02(b).

“Masco Business” means (i) the businesses conducted by the Masco Group from time to time, whether before, on or after the Distribution (but excluding the Spin Co Business and any Spin Co Former Business) and (ii) all Masco Former Businesses.  For the avoidance of doubt, the Spin Co Contributed Assets (and all assets and properties owned, directly or indirectly, by entities forming all or part of such assets) will not be considered part of the Masco Business.

“Masco Common Stock” has the meaning set forth in the recitals to this Agreement.

“Masco Former Business” means (i) the Former Businesses previously owned, in whole or in part, or previously operated, in whole or in part, primarily by any member of the Masco Group or otherwise primarily related to the Masco Business, including, but not limited to the Former Businesses listed on Schedule 2, but excluding the Spin Co Former Businesses, and (ii) all factories (and related facilities, other assets or operations transferred prior to the Distribution Time in connection with the transfer of any such factories) owned, in whole or in part, or operated, in whole or in part, prior to the Distribution Time by Masco or any of its current or former Subsidiaries or other Affiliates (excluding, for this purpose, members of the Spin Co Group).

“Masco Group” means Masco and its Subsidiaries (other than any member of the Spin Co Group), including all predecessors and successors to such Persons (excluding, for the sake of clarity, all Spin Co Former Businesses).

[“Masco Group Privileged Materials” has the meaning set forth in Section 5.07(e).]

“Masco Indemnitees” has the meaning set forth in Section 6.02(a).

“Masco Insured Party” means any member of the Masco Group that is named insured, additional named insured or insured under any Shared Policy.

“Masco Liabilities” means (without duplication) all of the following:

(a)                                 all Liabilities that are expressly contemplated by this Agreement or any other Ancillary Agreement as Liabilities to be retained or assumed by Masco or any other member of the Masco Group, and all agreements, obligations and other Liabilities of Masco or any member of the Masco Group under this Agreement or any of the other Ancillary Agreements;

(b)                                 any and all Liabilities to the extent relating to, arising out of or resulting from the Masco Business; provided that, except as expressly specified otherwise in this Agreement or in any Ancillary Agreement, any and all Liabilities that are primarily related to the Masco Business shall be 100% allocated to the Masco Group as Masco Liabilities;

(c)                                  the Liabilities listed on Schedule 5; and

(d)                                 all Liabilities of the Masco Group and/or the Spin Co Group to the extent relating to, arising out of or resulting from any Masco Former Business or any disposition thereof;

provided that, notwithstanding the foregoing, the Masco Liabilities shall not include any Liabilities for Taxes, which shall be governed by the Tax Matters Agreement.

“Masco Policies” has the meaning set forth in Section 4.02.

“NYSE” means The New York Stock Exchange, Inc.

“Occurrence Based Policies” has the meaning set forth in Section 4.04(a).

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

[Pre-Distribution Time Communications” has the meaning set forth in Section 5.07(e).]

[“Prior Company Counsel” has the meaning set forth in Section 5.07(c).]

“Privilege” has the meaning set forth in Section 5.07(a).

“Privileged Information” has the meaning set forth in Section 5.07(a).

“Receiving Party” has the meaning set forth in Section 5.05.

“Record Date” means the close of business on [•], the date determined by the Board of Directors of Masco as the record date for the Distribution.

[“Related Claims” means a claim or claims against a Shared Policy made by one or more Spin Co Insured Parties, on the one hand, and one or more Masco Insured Parties, on the other hand, filed in connection with Liabilities suffered by either a Spin Co Insured Party or a Masco Insured Party, as the case may be, arising out of the same underlying transaction or series of transactions, the same event or series of events or the same facts, circumstances, policies, procedures or actions that have also given rise to Liabilities suffered by a Masco Insured Party or a Spin Co Insured Party, as the case may be, which Liabilities are the subject of a claim or claims by such Person against a Shared Policy.]

“Representatives” has the meaning set forth in Section 5.06.

“Restructuring” means the reorganization of certain businesses, assets and liabilities of the Masco Group and the Spin Co Group to be completed before the Distribution Time, as described in Schedule 1.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shared Policies” has the meaning set forth in Section 4.04(a).

“Spin Co” has the meaning set forth in the preamble.

“Spin Co Accounts” has the meaning set forth in Section 2.07.

“Spin Co Assumed Actions” has the meaning set forth in Section 5.02(a).

“Spin Co Business” means (i) the business conducted by the Spin Co Group from time to time, whether before, on or after the Distribution (excluding any Masco Former Business), (ii) the Spin Co Former Businesses and (iii) the Spin Co Contributed Assets.

“Spin Co Cash Distribution” has the meaning set forth in Section 2.02(b).

“Spin Co Common Stock” has the meaning set forth in the recitals to this Agreement.

“Spin Co Contributed Assets” has the meaning set forth on Schedule 1.

“Spin Co Financing Transactions” has the meaning set forth in Section 2.02(b).

“Spin Co Former Business” means each Former Business previously owned, in whole or in part, or previously operated, in whole or in part, primarily by any member of the Spin Co Group or otherwise primarily related to the Spin Co Business, including, but not limited to the Former Businesses listed on Schedule 3, but excluding, for the sake of clarity, the Former Business described in clause (a) of Schedule 2.

“Spin Co Group” means Spin Co and its Subsidiaries, including, for the sake of clarity, MAS, MHS and MSG (and, in each case, the Subsidiaries thereof), including all predecessors and successors to such Persons (excluding, for the sake of clarity, all Masco Former Businesses).

“Spin Co Indemnitees” has the meaning set forth in Section 6.03.

“Spin Co Insured Party” means any member of the Spin Co Group that is named insured, additional named insured or insured under any Shared Policy.

“Spin Co Liabilities” means (without duplication) all of the following:

(a)                                 all Liabilities that are expressly contemplated by this Agreement or any other Ancillary Agreement as Liabilities to be retained or assumed by Spin Co or any other member of the Spin Co Group, and all agreements, obligations and other Liabilities of Spin Co or any member of the Spin Co Group under this Agreement or any of the other Ancillary Agreements;

(b)                                 any and all Liabilities to the extent relating to, arising out of or resulting from the Spin Co Business; provided that, except as expressly specified otherwise in this Agreement or in any Ancillary Agreement, any and all Liabilities that are primarily related to the Spin Co Business shall be 100% allocated to the Spin Co Group as Spin Co Liabilities;

(c)                                  the Liabilities listed on Schedule 4;

(d)                                 all Liabilities of the Masco Group and/or the Spin Co Group to the extent relating to, arising out of or resulting from any Spin Co Former Business or any disposition thereof; and

(e)                                  all Liabilities to the extent relating to, arising out of or resulting from any of the following (but, excluding all Liabilities of the Masco Group and/or the Spin Co Group arising from or relating to the sale of any Masco Former Business or any disposition thereof):

(i)                                     the operation of the Spin Co Business, as conducted at any time before, at or after the Distribution Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority) with respect to the Spin Co Business);

(ii)                                  the operation of any business conducted by any member of the Spin Co Group at any time after the Distribution Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority) with respect to the Spin Co Business);

(iii)                               any assets or properties of any member of the Spin Co Group (including any Liability relating to, arising out of or resulting from any agreements, arrangements, commitments or understandings to which any member of the Spin Co Group is a party (except to the extent such Liabilities are assumed or retained by a member of the Masco Group under any Ancillary Agreement); and

(iv)                              [any and all decisions with respect to, or matters relating to, any insurance policies or programs, including in connection with matching deductible policies, in each case, as such decisions or matters relate to the Spin Co Business];

provided that, notwithstanding the foregoing, the Spin Co Liabilities shall not include any Liabilities for Taxes, which shall be governed by the Tax Matters Agreement.

“Spin Co Surety Bond” means any bond, undertaking or instrument of guarantee (together with any renewals or extensions thereof) and any agreements related thereto (including any indemnity agreements entered into pursuant thereto), pursuant to which any surety bond company or reinsurer guarantees or insures that Spin Co or any member of the Spin Co Group will perform the contractual obligations set forth therein.

“Subsidiary” means, with respect to any Person, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

“Tax” or “Taxes” has the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” means the Tax Matters Agreement dated as of the date hereof between Masco and Spin Co substantially in the form of Exhibit C, as such agreement may be amended from time to time in accordance with its terms.

“Third Party Claim” has the meaning set forth in Section 6.04(b).

“Third Party” means any Person that is not a member or an Affiliate of the Spin Co Group or the Masco Group.

“Transition Services Agreement” means the Transition Services Agreement dated as of the date hereof between Masco and Spin Co substantially in the form of Exhibit D, as such agreement may be amended from time to time in accordance with its terms.

[“Unrelated Claims” means a claim or claims against a Shared Policy that is not a Related Claim.]

“Unreleased Masco Liability” has the meaning set forth in Section 2.08(d).

“Unreleased Spin Co Liability” has the meaning set forth in Section 2.08(b).

Section 1.02.  Interpretation.  (a) In this Agreement, unless the context clearly indicates otherwise:

(i)                     words used in the singular include the plural and words used in the plural include the singular;

(ii)                  references to any Person include such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement;

(iii)               except as otherwise clearly indicated, reference to any gender includes the other gender;

(iv)              the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”;

(v)                 reference to any Article, Section, Exhibit or Schedule means such Article or Section of, or such Exhibit or Schedule to, this Agreement, as the case may be, and references in any Section or definition to any clause means such clause of such Section or definition;

(vi)              the words “herein,” “hereunder,” “hereof,” “hereto” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision hereof;

(vii)           reference to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement;

(viii)        reference to any law (including statutes and ordinances) means such law (including all rules and regulations promulgated thereunder) as amended, modified, codified or reenacted, in whole or in part, and in effect at the time of determining compliance or applicability;

(ix)              relative to the determination of any period of time, “from” means “from and including,” “to” means “to and including” and “through” means “through and including”;

(x)                 the titles to Articles and headings of Sections contained in this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of or to affect the meaning or interpretation of this Agreement;

(xi)              unless otherwise specified in this Agreement, all references to dollar amounts herein shall be in respect of lawful currency of the United States; and

(xii)           any capitalized term used in an Exhibit or Schedule but not otherwise defined therein shall have the meaning set forth in this Agreement.

ARTICLE 2
PRIOR TO THE DISTRIBUTION

On or prior to the Distribution Date:

Section 2.01.  Information Statement; Listing.  Masco shall mail (or shall have mailed) the Information Statement to the holders of Masco Common Stock as of the Record Date.  Masco and Spin Co shall take all such actions as may be necessary or appropriate under the securities or blue sky laws of states or other political subdivisions of the United States and shall use reasonable efforts to comply with all applicable foreign securities laws in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.  Spin Co shall prepare, file and pursue (or shall have prepared, filed and pursued) an application to permit listing of the Spin Co Common Stock on the NYSE.

Section 2.02.  Restructuring and Other Actions prior to the Distribution Time.

(a)             Restructuring.  The Restructuring shall have been consummated on or prior to the Distribution Time.

(b)             Borrowings and Spin Co Distribution.  In connection with the Restructuring, (i) Spin Co shall enter into (or shall have entered into) the Credit Facility and related financing transactions described in the Information Statement as occurring prior to the Distribution Date (the “Spin Co Financing Transactions”), and (ii) Spin Co shall have made a cash distribution to Masco in an amount equal to $[•] million (the “Spin Co Cash Distribution”), as partial consideration for the contribution of assets to Spin Co and its Subsidiaries pursuant to the Restructuring and the other terms and conditions hereof.

(c)              Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.  (i) Masco and Spin Co shall each take (or shall have taken) all necessary action that may be required to provide for the adoption by Spin Co of an amended and restated certificate of incorporation of Spin Co, in a form to be agreed by Spin Co and Masco (the “Amended and Restated Certificate of Incorporation”), and amended and restated bylaws of Spin Co, in a form to be agreed by Spin Co and Masco (the “Amended and Restated Bylaws”), and (ii) Spin Co shall file (or shall have filed) the Amended and Restated Certificate of Incorporation of Spin Co with the Secretary of State of the State of Delaware.

(d)             The Distribution Agent.  Masco shall enter (or shall have entered) into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution.

(e)              Stock-Based Employee Benefit Plans.  At or prior to the Distribution Time, Masco and Spin Co shall take (or shall have taken) all actions as are necessary to approve the stock-based employee benefit plans of Spin Co (and the grants of awards under such plans in connection with the Distribution) in order to satisfy the requirements of Rule 16b-3 under the Exchange Act and the applicable rules and regulations of the NYSE.

(f)               Satisfying Conditions to the Distribution.  Masco and Spin Co shall cooperate (or shall have cooperated) to cause the conditions to the Distribution set forth in Section 3.02 to be satisfied and to effect the Distribution at the Distribution Time upon such satisfaction (or waiver).

Section 2.03.  Transfers of Certain Other Assets and Liabilities.  Unless otherwise provided in this Agreement or in any Ancillary Agreement and to the extent not previously effected in accordance with Section 2.02, prior to the Distribution Time (a) Masco shall, or shall cause the relevant member of the Masco Group to, assign, contribute, convey, transfer and deliver (or shall have assigned, contributed, conveyed, transferred and delivered) to Spin Co or any Subsidiary of Spin Co as of the Distribution Time designated by Spin Co (a “Spin Co Designee”) all of the right, title and interest of Masco or such member of the Masco Group in and to all assets, if any, held by any member of the Masco Group that relate solely to the Spin Co Business (and not to the Masco Business) and Spin Co or such Spin Co Designee shall assume and take transfer of all Liabilities to the extent associated with such assets, and (b) Masco and Spin Co shall, or shall cause the relevant member of the Spin Co Group to, assign, contribute, convey, transfer and deliver to Masco or any Subsidiary of Masco as of the Distribution Time designated by Masco (a “Masco Designee”) all of the right, title and interest of Spin Co or such member of the Spin Co Group in and to all assets, if any, held by any member of the Spin Co Group that relate solely to the Masco Business (and not to the Spin Co Business) and Masco or such Masco Designee shall assume and take transfer of all Liabilities to the extent associated with such assets.  To the extent any assignment, contribution, conveyance, transfer, delivery or assumption of any asset or Liability of either Group as of the Distribution Time is not effected in accordance with this Section 2.03 prior to the Distribution Time for any reason (including as a result of the failure of the parties to identify it as being required to be transferred pursuant to this Section 2.03, but subject to Section 2.04), the relevant party shall use all reasonable efforts to effect such transfer as promptly thereafter as practicable.

Section 2.04.  Agreement Relating to Consents Necessary to Transfer Assets and Liabilities.  Notwithstanding any provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to transfer or assign any asset (including any contract, agreement or instrument but excluding the direct or indirect transfer of capital stock of any member of any Group) or any claim or right or any benefit arising thereunder or resulting therefrom, or to assume any Liability associated therewith, if such transfer, assignment, or assumption without the necessary consent of a Third Party, would result in a breach, or constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default), under any contract, agreement or other material instrument or would otherwise adversely affect the rights of a member of the Masco Group or the Spin Co Group thereunder.  Masco and Spin Co will use their respective reasonable efforts to obtain the consent of any Third Party or any Governmental Authority, if any, required in connection with the transfer or assignment pursuant to Section 2.03 of any such asset or any such claim or right or benefit arising thereunder and the assumption of any Liability associated therewith; provided that in no event shall any member of a Group have any Liability whatsoever to any member of the other Group for any failure to obtain any such consent.  If and when such consent is obtained, the absence of which caused the deferral of the transfer or assignment of any asset or any claim or right or benefit arising thereunder, or the assumption of any Liability associated therewith, pursuant to Section 2.03 (and assuming any other legal impediments for such transfer, assignment and/or assumption have been removed), such transfer, assignment and/or assumption shall be effected in accordance with the terms of this Agreement and/or the applicable Ancillary Agreement.  During the period in which any transfer, assignment or assumption is delayed pursuant to this Section 2.04 as a result of the absence of a required consent, Masco and Spin Co will cooperate in a mutually agreeable arrangement under which the intended transferee would, to the maximum extent possible, obtain the benefits and assume the obligations of the relevant asset, claim, right, benefit and/or Liability in accordance with this Agreement as if the relevant transfer, assignment or assumption had taken place, including by sub-contract, sub-license or sub-lease to such transferee, or under which the transferor would, with respect to an agreement, enforce for the benefit and at the cost of the transferee, with the transferee assuming the transferor’s obligations, any and all rights of the transferor against any Third Party thereunder.

Section 2.05.  Intercompany Accounts.  The parties shall use reasonable efforts to settle on or prior to the Distribution Date (to the extent practicable), all intercompany receivables, payables and other balances, in each case, that arise prior to the Distribution Time between members of the Masco Group, on the one hand, and members of the Spin Co Group, on the other hand (“Intercompany Accounts”), by way of capitalization and/or one or more cash payments (whether or not on a net basis) in satisfaction of such amounts.  From and after the Distribution Time, the parties shall use reasonable efforts to settle any Intercompany Accounts that are not settled as of the Distribution Time within 90 days of the Distribution Date and in the manner set forth in the first sentence of this Section 2.05; provided that any claim by any member of either Group with respect to an Intercompany Account must be made in writing (which writing shall be provided in accordance with Section 7.01 and be reasonably specific as to the applicable Intercompany Account and the amount thereof) to the applicable member of the other Group within 90 days of the Distribution Date.]

Section 2.06.  Intercompany Agreements.  (a) Except as set forth in Section 2.06(b), all agreements, arrangements, commitments or understandings, whether or not in writing, between members of the Masco Group, on the one hand, and members of the Spin Co Group, on the other hand, in effect immediately prior to the Distribution shall be terminated, cancelled and of no further force and effect from and after the Distribution Time (including any provision thereof that purports to survive termination).

(b)             The provisions of Section 2.06(a) shall not apply to any of the following agreements, arrangements, commitments or understandings: (i) this Agreement and the Ancillary Agreements (and each other agreement or instrument expressly contemplated by this Agreement or any Ancillary Agreement (A) to be entered into by any of the parties hereto or any of the members of their respective Groups or (B) to survive the Distribution Date); (ii) any agreements, arrangements, commitments or understandings to which any Person, other than solely the parties hereto and the members of their respective

Groups is a party; (iii) any Intercompany Accounts to the extent such Intercompany Accounts were not satisfied and/or settled in accordance with the first sentence of Section 2.05 (it being understood that such Intercompany Accounts shall be satisfied or settled in accordance with the second sentence of Section 2.05); and (iv) the agreements, arrangements, commitments and understanding set forth on Schedule 2.06(b).

Section 2.07.  Bank Accounts.  (a) Masco and Spin Co each agrees to take, or cause the respective members of their respective Groups to take (or shall have taken), at the Distribution Date (or such earlier date as Masco and Spin Co may agree), all actions necessary to amend all contracts or agreements governing each bank and brokerage account owned by Spin Co or any other member of the Spin Co Group (collectively, the “Spin Co Accounts”) (i) so that such Spin Co Accounts, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any bank or brokerage account owned by Masco or any other member of the Masco Group (collectively, the “Masco Accounts”), are de-linked from the Masco Accounts and (ii) to remove any requirement that Masco or any member of the Masco Group authorize or consent to any actions related to the Spin Co Accounts (including any requirement with respect to corporate resolutions, debit block exceptions and account signatories).

(b)             Masco and Spin Co each agrees to take, or cause the respective members of their respective Groups to take (or shall have taken), at the Distribution Date (or such earlier date as Masco and Spin Co may agree), all actions necessary to amend all contracts or agreements governing the Masco Accounts so that such Masco Accounts, if currently linked to a Spin Co Account, are de-linked from the Spin Co Accounts.

(c)              With respect to any outstanding payments initiated by Masco, Spin Co, or any of their respective Subsidiaries prior to the Distribution Time, such outstanding payments shall be honored following the Distribution by the Person or Group owning the account from which the payment was initiated.

(d)             As between Masco and Spin Co (and the members of their respective Groups) all payments received after the Distribution Date by either party (or member of its Group) that relate to a business, asset or Liability of the other party (or member of its Group), shall be held by such party for the use and benefit and at the expense of the party entitled thereto.  Each party shall maintain an accounting of any such payments, and the parties shall have a monthly reconciliation, whereby all such payments received by each party are calculated and the net amount owed to Masco or Spin Co, as applicable, shall be paid over with a mutual right of set-off.  If at any time the net amount owed to either party exceeds $500,000, an interim payment of such net amount owed shall be made to the party entitled thereto within three (3) Business Days of such amount exceeding $500,000.  Notwithstanding the foregoing, neither Masco nor Spin Co shall act as collection agent for the other party, nor shall either party act as surety or endorser with respect to non-sufficient funds checks or funds to be returned in a bankruptcy or fraudulent conveyance action.

Section 2.08.  Novation of Liabilities.  (a)  Each of Masco and Spin Co, at the request of the other, shall endeavor, if reasonably practicable, to obtain, or to cause to be obtained, if reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all obligations under agreements, leases, licenses and other Liabilities of any nature whatsoever that constitute Spin Co Liabilities, or to obtain in writing the unconditional release of all parties to such arrangements other than any member of the Spin Co Group so that, in any such case, the members of the Spin Co Group will be solely responsible for the Spin Co Liabilities (including by providing a substitute letter of credit of like amount or substitute guaranty for any existing letter of credit or guaranty, respectively); provided, however, that neither Masco nor Spin Co shall be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation, except for a substitute letter of credit or substitute guaranty as referenced in the prior parenthetical) to any third Person from whom any such consent, substitution, approval, amendment or release is requested.  Notwithstanding the foregoing, neither Masco nor Spin Co shall be required to obtain, or to cause to be obtained, any consent, substitution, approval or amendment required to novate or assign any obligations or other Liabilities if the amounts related thereto are under $250,000; provided that, for the avoidance of doubt, all such obligations shall be Spin Co Liabilities under this Agreement.

(b)             If Masco or Spin Co is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release referred to in Section 2.08(a) and the applicable member of the Masco Group continues to be bound by such agreement, lease, license or other Liability (each, an “Unreleased Spin Co Liability”), Spin Co shall, to the extent not prohibited by Applicable Law, as indemnitor, guarantor, agent or subcontractor for such member of the Masco Group, as the case may be, (i) on a timely basis pay, perform and discharge fully all the Liabilities of such member of the Masco Group that constitute Unreleased Spin Co Liabilities and (ii) use its commercially reasonable efforts to effect such payment, performance, or discharge prior to any demand for such payment, performance or discharge is permitted to be made by the obligee thereunder on any member of the Masco Group.  If and when such consent, substitution, approval, amendment or release shall be obtained or the Unreleased Spin Co Liabilities shall otherwise become assignable or able to be novated, Masco shall promptly assign, or cause to be assigned, and Spin Co or the applicable member of the Spin Co Group shall assume, such Unreleased Spin Co Liabilities without exchange of further consideration.

(c)              Each of Masco and Spin Co, at the request of the other, shall endeavor, if reasonably practicable, to obtain, or to cause to be obtained, if reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all obligations under agreements, leases, licenses and other

Liabilities of any nature whatsoever that constitute Masco Liabilities, or to obtain in writing the unconditional release of all parties to such arrangements other than any member of the Masco Group, so that, in any such case, the members of the Masco Group will be solely responsible for the Masco Liabilities (including by providing a substitute letter of credit of like amount or substitute guaranty for any existing letter of credit or guaranty, respectively); provided, however, that neither Masco nor Spin Co shall be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation, except for a substitute letter of credit or substitute guaranty as referenced in the prior parenthetical) to any third Person from whom any such consent, substitution, approval, amendment or release is requested. Notwithstanding the foregoing, neither Masco nor Spin Co shall be required to obtain, or to cause to be obtained, any consent, substitution, approval or amendment required to novate or assign any obligations or other Liabilities if the amounts related thereto are under $250,000; provided that, for the avoidance of doubt, all such obligations shall be Masco Liabilities under this Agreement.

(d)             If Masco or Spin Co is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release referred to in Section 2.08(c) and the applicable member of the Spin Co Group continues to be bound by such agreement, lease, license or other Liability (each, an “Unreleased Masco Liability”), Masco shall, to the extent not prohibited by Applicable Law, as indemnitor, guarantor, agent or subcontractor for such member of the Spin Co Group, as the case may be, (i) on a timely basis pay, perform and discharge fully all the obligations or other Liabilities of such member of the Spin Co Group that constitute Unreleased Masco Liabilities and (ii) use its commercially reasonable efforts to effect such payment, performance, or discharge prior to any demand for such payment, performance or discharge is permitted to be made by the obligee thereunder on any member of the Spin Co Group.  If and when such consent, substitution, approval, amendment or release shall be obtained or the Unreleased Masco Liabilities shall otherwise become assignable or able to be novated, Spin Co shall promptly assign, or cause to be assigned, and Masco or the applicable member of the Masco Group shall assume, such Unreleased Masco Liabilities without exchange of further consideration.

Section 2.09.  Obligations Under Surety Bonds; Letters of Credit.  [Spin Co agrees to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to obtain, or cause to be obtained, as promptly as practicable following the date hereof, any consent, authorization, amendment, substitution or approval required to (i) [replace any member of the Masco Group as the guarantor under any customer contract], including those listed on Schedule 2.09(i), (ii) name Spin Co as the principal under any Spin Co Surety Bond (including, for the sake of clarity, any indemnity agreement entered into pursuant thereto), including those listed on Schedule 2.09(ii), and forever discharge and release the applicable member of the Masco Group from any Liability thereunder and (iii) with respect to any letters of credit related to the Spin Co Business, including those letters of credit listed on Schedule 2.09 (iii), replace the applicable member of the Masco Group with Spin Co as the applicant thereunder (the “LC Consent”); provided that, if, with respect to any outstanding letter of credit described in the foregoing clause (iii), Spin Co does not obtain the LC Consent prior to the Distribution Date, then Spin Co hereby agrees to deliver to Masco a “back-to-back” letter of credit issued by [•]pursuant to the [•].]

Section 2.10.  Further Assurances and Consents.  In addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto shall use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under Applicable Laws and agreements or otherwise to consummate and make effective the transactions contemplated by this Agreement, including, but not limited to, using its reasonable efforts to obtain any consents and approvals and to make any filings and applications necessary or desirable in order to consummate the transactions contemplated by this Agreement; provided that in no event shall any member of a Group have any Liability whatsoever to any member of the other Group for any failure to obtain any such consent or approval.

ARTICLE 3
DISTRIBUTION

Section 3.01.  Conditions Precedent to Distribution.  (a) In no event shall the Distribution occur unless each of the following conditions shall have been satisfied (or waived by Masco in its sole discretion):

(i)                     the Restructuring shall have been completed;

(ii)                  (A) the Spin Co Financing Transactions shall have been consummated, (B) Masco shall have amended the Existing Credit Facility, in each case, on such terms and for such amount as may be acceptable to Masco, and (C) the Spin Co Cash Distribution contemplated by Section 2.02(b) shall have been paid to Masco;

(iii)               the Board of Directors of Masco shall be satisfied that each of the Distribution and the Spin Co Cash Distribution will be made out of surplus within the meaning of Section 170 of the General Corporation Law of the State of Delaware;

(iv)              the Board of Directors of Masco shall have approved the Distribution and shall not have abandoned the Distribution or terminated this Agreement at any time prior to the Distribution;

(v)                 the Form 10 shall have been filed with the Commission and declared effective by the Commission, no stop order suspending the effectiveness of the Form 10 shall be in effect, no proceedings for such purpose shall be pending before or threatened by the Commission, and the

Information Statement shall have been mailed to holders of the Masco Common Stock as of the Record Date;

(vi)              all actions and filings necessary or appropriate under applicable federal, state or foreign securities or “blue sky” laws and the rules and regulations thereunder shall have been taken and, where applicable, become effective or been accepted;

(vii)           the Spin Co Common Stock to be delivered in the Distribution shall have been approved for listing on the NYSE, subject to official notice of issuance;

(viii)        the Board of Directors of Spin Co, as named in the Information Statement, shall have been duly elected, and the amended and restated certificate of incorporation and the amended and restated bylaws of Spin Co, each in substantially the form filed as an exhibit to the Form 10, shall be in effect;

(ix)              each of the Ancillary Agreements shall have been duly executed and delivered by the parties thereto;

(x)                 Masco shall have received an opinion of Davis Polk & Wardwell LLP (which shall not have been revoked or modified in any material respect) that is reasonably satisfactory to Masco, confirming that (i) the Restructuring and the Distribution, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and (ii) the Distribution will qualify as a tax-free transaction under Sections 355(a) and 355(c) of the Code;

(xi)              no Applicable Law shall have been adopted, promulgated or issued that prohibits the consummation of the Distribution or any of the other transactions contemplated hereby;

(xii)           any material governmental approvals and consents and any material permits, registrations and consents from Third Parties, in each case, necessary to effect the Distribution and to permit the operation of the Spin Co Business after the Distribution Date substantially as it is conducted at the date hereof shall have been obtained; and

(xiii)        no event or development shall have occurred or exist that, in the judgment of the Board of Directors of Masco, in its sole discretion, makes it inadvisable to effect the Distribution or the other transactions contemplated hereby.

(b)             Each of the conditions set forth in this Section 3.01(a) is for the sole benefit of Masco and shall not give rise to or create any duty on the part of Masco or its Board of Directors to waive or not to waive any such condition or to effect the Distribution, or in any way limit Masco’s rights of termination as set forth in Section 7.11 or alter the consequences of any termination from those specified in Section 7.11.  Any determination made by Masco on or prior to the Distribution concerning the satisfaction or waiver of any or all of the conditions set forth in this Section 3.01 shall be conclusive and binding on the parties and all other affected Persons.

Section 3.02.  The Distribution.  (a) Masco shall, in its sole discretion, determine the Distribution Date and all terms of the Distribution, including the timing of the consummation of all or part of the Distribution.  Masco may, at any time and from time to time until the consummation of the Distribution, modify or change the terms of the Distribution including, without limitation, by accelerating or delaying the timing of the consummation of all or part of the Distribution.  For the avoidance of doubt, nothing in this Agreement shall in any way limit Masco’s right to terminate this Agreement or the Distribution as set forth in Section 7.11 or alter the consequences of any such termination from those specified in Section 7.11.

(b)                       Subject to the terms and conditions set forth in this Agreement, (i) on or prior to the Distribution Date, Masco shall take such steps as are reasonably necessary or appropriate to permit the Distribution by the Distribution Agent of validly issued, fully paid and non-assessable shares of Spin Co Common Stock, registered in book-entry form through the registration system, (ii) the Distribution shall be effective at the Distribution Time, and (iii) Masco shall instruct the Distribution Agent to distribute, on or as soon as practicable after the Distribution Date, to each holder of record of Masco Common Stock as of the Record Date, by means of a pro rata dividend, [[•] share[s] of Spin Co Common Stock for every [•] shares of Masco Common Stock so held, subject to Section 3.03].  Following the Distribution Date, Spin Co agrees to provide all book-entry transfer authorizations for shares of Spin Co Common Stock that Masco or the Distribution Agent shall require (after giving effect to Sections 3.03 and 3.04) in order to effect the Distribution.

Section 3.03.  Fractional Shares.  No fractional shares of Spin Co Common Stock will be distributed in the Distribution.  The Distribution Agent will be directed to determine (based on the aggregate number of shares held by each holder) the number of whole shares and the fractional share of Spin Co Common Stock allocable to each holder of Masco Common Stock as of the Record Date.  Upon the determination by the Distribution Agent of such numbers of whole shares and fractional shares, as soon as practicable on or after the Distribution Date, the Distribution Agent, acting on behalf of the holders thereof, shall aggregate the fractional shares into whole shares and shall sell the whole shares obtained thereby for cash on the open market (with the Distribution Agent, in its sole discretion, determining when, how and through which broker-dealer(s) and at which price(s) to make such sales) and shall thereafter promptly distribute to each such holder entitled thereto (pro rata based on the fractional share such holder would have been entitled to receive in the Distribution) the resulting aggregate cash proceeds, after making appropriate deductions of the amounts required to be withheld for United States federal income tax purposes, if any, and after deducting an amount equal to all brokerage fees and commissions, transfer taxes and other costs attributed to the sale of shares pursuant to this Section 3.03.  Neither Masco nor Spin Co will be required to guarantee any minimum sale price for the fractional shares.  Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares.

Section 3.04.  NO REPRESENTATIONS OR WARRANTIES.  EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY OTHER DISTRIBUTION DOCUMENT, NO MEMBER OF EITHER GROUP MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, TO ANY MEMBER OF THE OTHER GROUP OR ANY OTHER PERSON WITH RESPECT TO ANY OF THE TRANSACTIONS OR MATTERS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO THE BUSINESS, ASSETS, LIABILITIES, CONDITION OR PROSPECTS (FINANCIAL OR OTHERWISE) OF, OR ANY OTHER MATTER INVOLVING, EITHER BUSINESS, OR THE SUFFICIENCY OF ANY ASSETS TRANSFERRED TO THE APPLICABLE GROUP, OR THE TITLE TO ANY SUCH ASSETS, OR THAT ANY REQUIREMENTS OF APPLICABLE LAW ARE COMPLIED WITH WITH RESPECT TO THE RESTRUCTURING OR THE DISTRIBUTION).  EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY OTHER DISTRIBUTION DOCUMENT, EACH MEMBER OF EACH GROUP SHALL TAKE ALL OF THE BUSINESS, ASSETS AND LIABILITIES TRANSFERRED TO OR ASSUMED BY IT PURSUANT TO THIS AGREEMENT OR ANY DISTRIBUTION DOCUMENT ON AN “AS IS, WHERE IS” BASIS, AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A SPECIFIC PURPOSE OR OTHERWISE ARE HEREBY EXPRESSLY DISCLAIMED.

ARTICLE 4
INSURANCE MATTERS

Section 4.01.  Insurance prior to the Distribution Time.  Except as may otherwise be expressly provided in this Article 4, Spin Co does hereby agree, for itself and on behalf of each member of the Spin Co Group, that the Masco Group shall not have any Liability whatsoever to the Spin Co Group as a result of the insurance policies, insurance contracts and claim administration contracts and practices related to the foregoing of the Masco Group in effect at any time prior to the Distribution Time, including as a result of the level or scope of any such insurance policies, insurance contracts, claim administration contracts, the creditworthiness of any insurance carrier, the terms and conditions of any policy or contract and the adequacy or timeliness of any notice, or lack thereof, to any insurance carrier, bank trustee for any insurer, scheme administrator for any insurer, or claims administrator with respect to any actual claim or potential claim or otherwise.

Section 4.02.  Ownership of Existing Policies and Programs.  Masco or any member of the Masco Group will continue to own all insurance policies, insurance contracts and claim administration contracts of any kind of any member of the Masco Group and the Spin Co Group which were or are in effect at any time at or prior to the Distribution Time (other than insurance policies, insurance contracts and claim administration contracts established in contemplation of the Distribution to cover only the Spin Co Group after the Distribution Time), together with all rights, benefits and privileges under any of the foregoing (collectively, the “Masco Policies”; excluding, for the avoidance of doubt, any matching deductible policies, including the programs set forth on Schedule 4.09).  Subject to the provisions of this Agreement, including the Spin Co Group’s rights under Section 4.04, (a) the members of the Masco Group shall retain all of their respective rights, benefits and privileges, if any, under the Masco Policies and (b) coverage of the Spin Co Group under the Masco Policies shall cease as of the Distribution Time with respect to all Liabilities to the extent incurred or suffered by the Spin Co Group in connection with, relating to, arising out of or due to, directly or indirectly, any event or occurrence at or after the Distribution Time.  Nothing contained herein shall be construed to be an attempted assignment of or a change to any part of the ownership of the Masco Policies or shall be construed to waive any right or remedy of any member of the Masco Group in respect thereof.  No provision of this Agreement is intended to relieve any insurer of any Liability under any policy.

Section 4.03.  Acquisition and Maintenance of Post-Distribution Insurance by Spin Co.  Commencing on and as of the Distribution Time, Spin Co shall be responsible for establishing and maintaining a separate insurance program consisting of the types of insurance policies and coverages that Spin Co considers appropriate to carry on behalf of the Spin Co Group.  Each member of the Spin Co Group, as appropriate, shall be responsible for all administrative and financial matters relating to insurance policies established and maintained by any member of the Spin Co Group and claims relating to any period at or after the Distribution Time involving any member of the Spin Co Group.

Section 4.04.  Rights under Shared Policies.  (a)  At and after the Distribution Time: (i) Spin Co and the other members of the Spin Co Group will have the right to assert and prosecute and/or continue to prosecute claims for any Liabilities with respect to the Spin Co Business under Masco Policies that cover any member of the Spin Co Group and/or any or all of the Spin Co Business within the definition of the named insured, additional named insured, additional insured or insured (“Shared Policies”; excluding, for the avoidance of doubt, any (x) group health and welfare insurance policies and (y) matching deductible policies, including the programs set forth on Schedule 4.09) with Third Party insurers that are “occurrence based” insurance policies (such Shared Policies, “Occurrence Based Policies”) arising out of insured occurrences occurring from the date coverage thereunder first commenced until the Distribution Time to the extent that the terms and conditions of any such Occurrence Based Policies and agreements relating thereto so allow, and (ii) Spin Co and the other members of the Spin Co Group will have the right to continue to prosecute claims with respect to the Spin Co Business under Shared Policies with Third Party insurers that are made under liability insurance policies written on a “claims made” basis (such Shared Policies, “Claims Made Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Distribution Time to the extent that the terms and conditions of any such Claims Made Policies and agreements relating thereto so allow; provided that in the case of clauses (i) and (ii), (A) subject to Section 4.04(c), the Masco Group may, at any time, without liability or obligation to the Spin Co Group, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Shared Policies (and such claims shall be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications); (B) such claims will be subject to (and recovery thereon will be reduced by the amount of) any applicable deductibles, retentions or matching deductible provisions, and, with respect to any such deductibles, retentions or matching deductible provisions which require a payment by a member of the Masco Group in respect thereof, Spin Co shall reimburse such member of the Masco Group for a pro rata portion of such payment based on Spin Co’s interest in such claim; (C) Spin Co shall be responsible for and shall pay any claims handling expenses or residual Liability arising from such claims and (D) such claims will be subject to exhaustion of existing sublimits and aggregate limits as provided in Section 4.04(d).

(b)                       Masco will use reasonable efforts to assist Spin Co in asserting claims and establishing its right to coverage under applicable Shared Policies if so requested by Spin Co in writing (so long as all of the Masco Group’s out-of-pocket expenses in connection therewith are promptly paid by Spin Co following receipt of an invoice for such expenses), but Masco will not be otherwise obligated to negotiate, investigate, defend, settle or otherwise handle such claims on behalf of Spin Co.  No member of the Masco Group will bear any Liability for the failure of an insurer to pay any claim under any Shared Policy. It is understood that any Claims Made Policies may not provide any coverage to the Spin Co Group for incidents occurring prior to the Distribution Time but that are asserted with the insurance carrier after the Distribution Time.

(c)                        In the event that after the Distribution Time Masco proposes to amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Shared Policies, in respect of periods of coverage prior to the Distribution Time, under which Spin Co, the Spin Co Business or the other members of the Spin Co Group has or may in the future have rights to assert claims pursuant to this Article 4 in a manner that would adversely affect any such rights of Spin Co, the Spin Co Business or any of the other members of the Spin Co Group, Masco will (i) if such proposed action would be material to the Spin Co Group, give Spin Co prior notice thereof and consult with Spin Co with respect to such action and (ii) pay to Spin Co its equitable share (as reasonably determined by Masco), if any, of any net proceeds actually received by Masco from the insurer under the applicable Shared Policy as a result of such action by

Masco (after deducting Masco’s out-of-pocket expenses incurred in connection with such action).

(d)                       To the extent that the limits of any Shared Policy preclude payment in full of Unrelated Claims filed by any member of the Masco Group, on the one hand, and any member of the Spin Co Group, on the other hand, the insurance proceeds available under such Shared Policy shall be paid to Masco and/or Spin Co, as applicable, on a FIFO Basis.  In the event that any member of the Masco Group, on the one hand, and any member of the Spin Co Group, on the other hand, files Related Claims under any Shared Policy, each of Masco and Spin Co shall receive a pro rata amount of the available insurance proceeds, as may be reasonably determined by Masco, based on the relationship the Liability incurred by each such party bears to the total Liability to both such parties from the occurrence or event underlying the Related Claims.

(e)                        In no event (except as provided in Section 4.04(c) or Section 4.04(d)) will any member of the Masco Group have any Liability whatsoever to any member of the Spin Co Group if any Shared Policy is terminated or otherwise ceases to be in effect for any reason, is unavailable or inadequate to cover any Liability of any member of the Spin Co Group for any reason whatsoever or is not renewed or extended beyond the current expiration date.

Section 4.05.  Administration and Reserves.  (a)  From and after the Distribution Time, the Masco Group will be responsible for the Claims Administration with respect to claims of the Masco Group under Shared Policies.

(b)                       [From and after the Distribution Time, the Spin Co Group will be responsible for the Claims Administration with respect to claims of the Spin Co Group under Shared Policies, and Masco shall provide appropriate instructions to the applicable insurance brokers under the Shared Policies to facilitate Claims Administration by Spin Co.  Spin Co shall provide advance notice to Masco of any such claims.]

(c)                        Each party agrees to consider in good faith (but shall have no obligation to accept) any requests by the other party to provide assistance to, and cooperate with, such party or any member of its Group with respect to the Claims Administration referred to in Sections Section 4.05(a) and 4.05(b).  None of the members of either Group and their respective directors, officers, agents and employees shall have any liability, whether direct or indirect, in contract or tort or otherwise, to any Person for or in connection with the provision of such assistance or cooperation.  All out-of-pocket expenses incurred by either party or any member of its Group in providing any such assistance or cooperation shall be reimbursed promptly by the other party or any member of its Group.

Section 4.06.  Insurance Premiums.  From and after the Distribution Time, Masco will pay all premiums, taxes, assessments or similar charges (retrospectively-rated or otherwise) as required under the terms and conditions of the respective Shared Policies in respect of periods of coverage prior to the Distribution Time, whereupon Spin Co will upon the request of Masco promptly reimburse Masco for that portion of such additional premiums and other payments paid by Masco as are reasonably determined by Masco to be attributable to the Spin Co Business; provided that, prior to agreeing to pay any such premiums or other payments that would reasonably be expected to result in a requirement for Spin Co to provide reimbursement under this Section 4.06, Masco shall, to the extent reasonably practicable, provide Spin Co with prior notice and a reasonable opportunity to consult with Masco with respect thereto.  Notwithstanding the foregoing, to the extent that Spin Co has previously paid a premium (or has been allocated a portion of a premium by Masco) or satisfied a deductible amount under a Shared Policy, Spin Co shall not be required to pay such premium pursuant to the foregoing sentence or satisfy such deductible again if Spin Co makes a claim under such Shared Policy in accordance with this Article 4.

Section 4.07.  Agreement for Waiver of Conflict and Shared Defense.  If a Shared Policy provides coverage for both a member of the Masco Group, on the one hand, and a member of the Spin Co Group, on the other hand, relating to the same occurrence, Masco and Spin Co agree to defend the relevant matter jointly, provided that, if there is a conflict of interest which in the reasonable opinion of either party would otherwise prevent the conduct of that joint defense, the parties shall cooperate to pursue coverage under such Shared Policy pursuant to appropriate arrangements (which may require separate counsel) as permitted by such Shared Policy.  Nothing in this Section 4.07 will be construed to limit or otherwise alter in any way the indemnity obligations of the parties, including those created by this Agreement, by operation of law or otherwise.

Section 4.08.  Matching Deductible Policies. [To come]

Section 4.09.  Non-Waiver of Rights to Coverage.  An insurance carrier that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto, or, solely by virtue of the provisions of this Article 4, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurance carrier or any Third Party shall be entitled to a benefit (i.e., a benefit such Person would not be entitled to receive had the Distribution not occurred or in the absence of the provisions of this Article 4) by virtue of the provisions hereof.

ARTICLE 5
ACCESS TO INFORMATION

Section 5.01.  Access to Information.  (a)  For a period of six years after the Distribution Date, each Group shall afford promptly the other Group and its agents and, to the extent required by Applicable Law, authorized representatives of any Governmental Authority of competent jurisdiction, reasonable access (which shall include, to the extent reasonably requested, the right to make copies)

during normal business hours to its books of account, financial and other records (including accountant’s work papers, to the extent any required consents have been obtained), information, employees and auditors to the extent necessary or useful for such other Group in connection with any audit, investigation, dispute or litigation, complying with their obligations under this Agreement or any Ancillary Agreement, any regulatory proceeding, any regulatory filings, complying with reporting disclosure requirements or any other requirements imposed by any Governmental Authority or any other reasonable business purpose of the Group requesting such access; provided that (i) any such access shall not unreasonably interfere with the conduct of the business of the Group providing such access and (ii) if any party reasonably determines that affording any such access to the other party would be commercially detrimental in any material respect or violate any Applicable Law or agreement to which such party or member of its Group is a party, or waive any attorney-client privilege applicable to such party or any member of its Group, the parties shall use reasonable efforts to permit the compliance with such request in a manner that avoids any such harm or consequence.

(b)                       Without limiting the generality of the foregoing, until the end of the first full Spin Co fiscal year occurring after the Distribution Date (and for a reasonable period of time afterwards as required for each party to prepare consolidated financial statements or complete a financial statement audit for the fiscal year during which the Distribution Date occurs), each party shall use reasonable efforts to cooperate with the other party’s information requests to enable the other party to meet its timetable for dissemination of its earnings releases and financial statements and enable such other party’s auditors timely to complete their audit of the annual financial statements and review of the quarterly financial statements.

Section 5.02.  Litigation Cooperation.  (a) Effective as of the Distribution Time, the applicable member of the Spin Co Group shall assume and thereafter be responsible for all Liabilities of either Group that may result from the Spin Co Assumed Actions and, subject to Section 6.04(c), all Liabilities and fees and costs relating to the defense of the Spin Co Assumed Actions, including attorneys’, accountants’, consultants’ and other professionals’ fees and expenses that have been incurred prior to the Distribution Time and are unpaid as of the Distribution Time, or, that are incurred on or after the Distribution Time.  “Spin Co Assumed Actions” means those Actions primarily relating to the Spin Co Business, including those in which any member of the Masco Group or any Affiliate of a member of the Masco Group is a defendant or a party against whom the claim or investigation is directed and, including, for the sake of clarity, those Actions listed on Schedule 5.02(a), but excluding the Actions listed on Schedule 5.02(a)(i).  If any member of the Masco Group has any rights or claims against a Third Party insurer or other Third Party in connection with or relating to any Spin Co Assumed Action, such member shall, subject to Section 2.04, transfer and assign to the applicable member of the Spin Co Group all such rights or claims and cooperate with the Spin Co Group in connection with the enforcement and collection thereof.

(b)                       Effective as of the Distribution Time, the applicable member of the Masco Group shall assume and thereafter be responsible for all Liabilities of either Group that may result from the Masco Assumed Actions and, subject to Section 6.04(c), all fees and costs relating to the defense of the Masco Assumed Actions, including attorneys’, accountants’, consultants’ and other professionals’ fees and expenses that have been incurred prior to the Distribution Time and are unpaid as of or after the Distribution Time, or, that are incurred on or after the Distribution Time.  “Masco Assumed Actions” means those Actions primarily related to the Masco Business, including those in which any member of the Spin Co Group or any Affiliate of a member of the Spin Co Group is a defendant or the party against whom the claim or investigation is directed and, including, for the sake of clarity, those Actions listed on Schedule 5.02(b).  If any member of the Spin Co Group has any rights or claims against a Third Party insurer or other Third Party in connection with or relating to any Masco Assumed Action, such member shall, subject to Section 2.04, transfer and assign to the applicable member of the Masco Group all such rights or claims and cooperate with the Masco Group in connection with the enforcement and collection thereof.

(c)                        Each party agrees that, at all times from and after the Distribution Time, subject to Section 6.04(e), if an Action relating primarily to its Business is commenced by a Third Party naming a member of each Group as defendants thereto, then such action shall be deemed to be a Spin Co Assumed Action (in the case of an Action primarily related to the Spin Co Business) or a Masco Assumed Action (in the case of an Action primarily related to the Masco Business) and the party as to which the Action primarily relates shall use its reasonable efforts to cause the other party or member of its Group to be removed from such Action.

(d)                       The parties agree, that at all times from and after the Distribution Time, subject to Section 6.04(e), if an Action which does not relate primarily to either party’s Business is commenced by a Third Party naming a member of each Group as a defendant thereto, then the parties shall cooperate and consult to the extent necessary or advisable with respect to such Action.

(e)                        Each Group shall use reasonable efforts to make available to the other Group and its attorneys, accountants, consultants and other designated representatives, upon written request, its directors, officers, employees and representatives as witnesses, and shall otherwise cooperate with the other Group, to the extent reasonably requested in connection with any Action arising out of either Group’s Business prior to the Distribution Time in which the requesting Group may from time to time be involved.

Section 5.03.  Reimbursement.  Each Group providing information or witnesses to the other Group or otherwise incurring any out-of-pocket expense in connection with cooperating under Section 5.01 or Section 5.02 shall be entitled to receive from the recipient thereof, upon the presentation of invoices therefor, payment for all reasonable and documented out-of-pocket costs and expenses (including attorney’s fees but excluding reimbursement for general overhead, salary and employee benefits) actually incurred in providing such access, information, witnesses or cooperation.

Section 5.04.  Ownership of Information.  All information owned by one party (or a member of its Group) that is provided to the other party (or a member of its Group) under Section 5.01 or Section 5.02 shall be deemed to remain the property of the providing party.  Unless specifically set forth herein or in any Ancillary Agreement, nothing contained in this Agreement shall be construed to grant or confer rights of license or otherwise in any such information.

Section 5.05.  Retention of Records.  Except as otherwise required by Applicable Law or agreed to in writing, each party shall, and shall cause the members of its Group to, retain any and all information in its possession or control relating to the other Group’s Business in accordance with the document retention practices of Masco as in effect from time to time.  Neither party shall destroy, or permit the destruction, or otherwise dispose, or permit the disposal, of any such information, subject to such retention practice, unless, prior to such destruction or disposal, the party proposing (or whose Group member is proposing) such destruction or disposal (the “Disposing Party”) provides not less than 30 days’ prior written notice to the other party (the “Receiving Party”), specifying the information proposed to be destroyed or disposed of and the scheduled date for such destruction or disposal.  If the Receiving Party shall request in writing prior to the scheduled date for such destruction or disposal that any of the information proposed to be destroyed or disposed of be delivered to the Receiving Party, the Disposing Party shall promptly arrange for the delivery of such of the information as was requested at the expense of the Receiving Party; provided that, if the Disposing Party reasonably determines that any such provision of information would violate any Applicable Law or agreement to which such party or member of its Group is a party, or waive any attorney-client privilege applicable to such party or any member of its Group, the parties shall use reasonable efforts to permit the prompt compliance with such request in a manner that avoids any such harm or consequence.  Any records or documents that were subject to a litigation hold prior to the Distribution Date must be retained by the applicable party until such party or member of its Group is notified by the other party that the litigation hold is no longer in effect.

Section 5.06.  Confidentiality.  Each party acknowledges that it or a member of its Group may have in its possession, and, in connection with this Agreement and the Ancillary Agreements, may receive, Confidential Information of the other party or any member of its Group (including information in the possession of such other party relating to its clients or customers).  Each party shall hold and shall cause its directors, officers, employees, agents, consultants and advisors (“Representatives”) and the members of its Group and their Representatives to hold in strict confidence and not to use, except as permitted by this Agreement, or any Ancillary Agreement all such Confidential Information concerning the other Group unless (a) such party or any of the members of its Group or its or their Representatives is compelled to disclose such Confidential Information by judicial or administrative process or by other requirements of Applicable Law or (b) such Confidential Information can be shown to have been (i) in the public domain through no fault of such party or any of the members of its Group or its or their Representatives, (ii) lawfully acquired after the Distribution Date on a non-confidential basis from other sources not known by such party to be under any legal obligation to keep such information confidential or (iii) developed by such party or any of the members of its Group or its or their Representatives without the use of any Confidential Information of the other Group.  Notwithstanding the foregoing, such party or member of its Group or its or their Representatives may disclose such Confidential Information to the members of its Group and its or their Representatives so long as such Persons are informed by such party of the confidential nature of such Confidential Information and are directed by such party to treat such information confidentially.  The obligation of each party and the members of its Group and its and their Representatives to hold any such Confidential Information in confidence shall be satisfied if they exercise the same level of care with respect to such Confidential Information as they would with respect to their own proprietary information.  If such party or any of a member of its Group or any of its or their Representatives becomes legally compelled to disclose any documents or information subject to this Section 5.06, such party will promptly notify the other party and, upon request, use reasonable efforts to cooperate with the other party’s efforts to seek a protective order or other remedy.  If no such protective order or other remedy is obtained or if the other party waives in writing such party’s compliance with this Section 5.06, such party or the member of its Group or its or their Representatives may furnish only that portion of the information which it concludes, after consultation with counsel, is legally required to be disclosed and will exercise its reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such information.  Each party agrees to be responsible for any breach of this Section 5.06 by it, the members of its Group and its and their Representatives.

Section 5.07.  Privileged Information.  (a) The parties acknowledge that members of the Masco Group, on the one hand, and members of the Spin Co Group, on the other hand, may possess documents or other information regarding the other Group that is or may be subject to the attorney-client privilege, the work product doctrine or common interest privilege (collectively, “Privileges”; and such documents and other information collectively, the “Privileged Information”).  Each party agrees to use reasonable efforts to protect and maintain, and to cause their respective Affiliates to protect and maintain, any applicable claim to Privilege in order to prevent any of the other Group’s Privileged Information from being disclosed or used in a manner inconsistent with such Privilege without the other party’s consent.  Without limiting the generality of the foregoing, a party and its Affiliates shall not, without the other party’s prior written consent, (i) waive any Privilege with respect to any of the other party’s or any member of its Group’s Privileged Information, (ii) fail to defend any Privilege with respect to any such Privileged Information, or (iii) fail to take any other actions reasonably necessary to preserve any Privilege with respect to any such Privileged Information.

(b)                       Upon receipt by a party or any member of such party’s Group of any subpoena, discovery or other request that calls for the production or disclosure of Privileged Information of the other party or a member of its Group, such party shall promptly notify the other party of the existence of the request and shall provide the other party a reasonable opportunity to review the information and to assert any rights it or a member of its Group may have under this Section 5.07 or otherwise to prevent the production or disclosure of such Privileged Information. Each party agrees that neither it nor any member of its Group will produce or disclose any information that may be covered by a Privilege of the party or a member of its Group under this Section 5.07 unless (i) the other party has provided its written consent to such production or disclosure (which consent shall not be unreasonably withheld) or (ii) a court of competent jurisdiction has entered an order finding that the information is not entitled to protection under any applicable Privilege or otherwise requires disclosure of such information.

(c)                                  In the event that any member of the Masco Group and any member of the Spin Co Group cooperate in the mutual defense of any Third Party Claim, such cooperation shall not constitute a waiver or qualification of such Party’s right to assert and defend any applicable claim to Privilege.

(d)                                 [Each of Masco Group and Spin Co Group covenants and agrees that, following the Distribution Time, Davis Polk & Wardwell LLP or any other internal or external legal counsel currently representing Spin Co Group (each a “Prior Company Counsel”) may serve as counsel to Masco Group and its Affiliates in connection with any matters arising under or related to this Agreement or the transactions contemplated by this Agreement or any Ancillary Agreement, including with respect to any litigation, Claim or obligation arising out of or related to this Agreement or any Ancillary Agreement or the transactions contemplated by this Agreement or any Ancillary Agreement, notwithstanding any representation by the Prior Company Counsel prior to the Distribution Time.  Masco Group and Spin Co Group hereby irrevocably (i) waive any Claim they have or may have that a Prior Company Counsel has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) covenant and agree that, in the event that a dispute arises after the Distribution Time between Spin Co Group and Masco Group (together with its Affiliates), Prior Company Counsel may represent any member of the Masco Group and any Affiliates thereof in such dispute even though the interests of such Person(s) may be directly adverse to Masco Group or Spin Co Group and even though Prior Company Counsel may have represented the Spin Co Group in a matter substantially related to such dispute.]

(e)                                  [All communications between members of Masco Group, on the one hand, and Prior Company Counsel, on the other hand, [related to the transactions contemplated by this Agreement or any Ancillary Agreement] shall be deemed to be attorney-client confidences that belong solely to such members of Masco Group or the Prior Company Counsel (the “Pre-Distribution Time Communications”).  Accordingly, Spin Co Group shall not have access to any such Pre-Distribution Time Communications or to the files of Prior Company Counsel relating to such engagement related to the transactions contemplated hereby from and after the Distribution Time, and all books, records and other materials of Spin Co Group in any medium (including electronic copies) containing or reflecting any of the Pre-Distribution Time Communications or the work product of legal counsel with respect thereto, including any related summaries, drafts or analyses, and all rights with respect to any of the foregoing, are hereby assigned and transferred to Masco Group effective as of the Distribution Time (collectively, the “Masco Group Privileged Materials”).  Masco Group may cause all of the Masco Group Privileged Materials to be distributed to Masco Group immediately prior to the Distribution Time with no copies thereof retained by the Spin Co Group or its respective representatives, and all such distributed Masco Group Privileged Materials shall be excluded from the transactions contemplated by this Agreement and each Ancillary Agreement.  From and after the Distribution Time, Spin Co Group and its representatives shall maintain the confidentiality of the Masco Group Privileged Materials.  From and after the Distribution Time, none of Spin Co Group and its representatives shall access or in any way, directly or indirectly, use or rely upon any Masco Group Privileged Materials (whether or not distributed to Masco Group prior to the Distribution Time in accordance with this Section 5.07(e)).  To the extent that any Masco Group Privileged Materials are not delivered to Masco Group, Spin Co Group agrees not to assert a waiver of any applicable privilege or protection with respect to such materials. Without limiting the generality of the foregoing, from and after the Distribution Time, (a) Masco Group shall be the sole holders of the attorney-client privilege with respect to the Masco Group Privileged Materials, and no member of Spin Co Group shall be a holder thereof, (b) to the extent that files of Prior Company Counsel in respect of Masco Group Privileged Materials constitute property of the client, only Masco Group shall hold such property rights and (c) Prior Company Counsel shall have no duty whatsoever to reveal or disclose any Masco Group Privileged Materials to Spin Co Group by reason of any attorney-client relationship between Prior Company Counsel and Spin Co Group. Each of Spin Co Group and Masco Group hereby acknowledges and confirms that it has had the opportunity to review and obtain adequate information regarding the significance and risks of the waivers and other terms and conditions of this Section 5.07(e), including the opportunity to discuss with counsel such matters and reasonable alternatives to such terms.  This Section Section 5.07(e) is for the benefit of Masco Group and Prior Company Counsel, and Masco Group and Prior Company Counsel are intended third party beneficiaries of this Section 5.07(e).  This Section 5.07(e) shall be irrevocable, and no term of this Section 5.07(e) may be amended, waived or modified, without the prior written consent of

Masco Group and Prior Company Counsel.  The covenants and obligations set forth in this Section 5.07(e) shall survive for ten (10) years following the Distribution Time.]

ARTICLE 6
RELEASE; INDEMNIFICATION

Section 6.01.  Release of Pre-Distribution Claims.

(a)                       Except (i) as provided in Section 6.01(b) and (ii) as otherwise expressly provided in this Agreement or any Ancillary Agreement, each party hereto does hereby, on behalf of itself and each member of its Group, and each of their successors and assigns, release and forever discharge the other party and the other members of such party’s Group, and their respective successors and assigns, and all Persons who at any time prior to the Distribution Time have been directors, officers or employees of such other party or any member of its Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns (collectively, the “Released Parties”), from any and all demands, Claims, Actions and Liabilities whatsoever, whether at law or in equity (including any right of contribution or any right pursuant to any Environmental Law whether now or hereinafter in effect), whether arising under any contract or agreement, by operation of law or otherwise (and including for the avoidance of doubt, those arising as a result of the negligence, strict liability or any other liability under any theory of law or equity of, or any violation of law by any Released Party), existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution Date.  Masco shall cause each of the other members of the Masco Group to, effective as of the Distribution Time, release and forever discharge each of the Spin Co Indemnitees as and to the same extent as the release and discharge provided by Masco pursuant to the foregoing provisions of this Section 6.01(a). Spin Co shall cause each of the other members of the Spin Co Group to, effective as of the Distribution Time, release and discharge each of the Masco Indemnitees as and to the same extent as the release and discharge provided by Spin Co pursuant to the foregoing provisions of this Section 6.01(a).

(b)                       Nothing contained in Section 6.01(a) shall impair any right of any Person identified in Section 6.01(a) to enforce this Agreement or any Ancillary Agreement.  Nothing contained in Section 6.01(a) shall release or discharge any Person from:

(i)                                     any Liability assumed, transferred, assigned, retained or allocated to that Person in accordance with, or any other Liability of that Person under, this Agreement or any of the Ancillary Agreements;

(ii)                                  any Liability that is expressly specified in this Agreement (including Section 2.05 and Section 2.06) or any Ancillary Agreement to continue after the Distribution Time, but subject to any limitation set forth in this Agreement (including Section 2.05 and Section 2.06) or any Ancillary Agreement relating specifically to such Liability; or

(iii)                               any Liability the release of which would result in the release of any Person, other than a member of the Masco Group or any related Released Party; provided, however, that the parties hereto agree not to bring or allow their respective Subsidiaries to bring suit against the other party or any related Released Party with respect to any such Liability.

In addition, nothing contained in Section 6.01(a) shall release any party or any member of its Group from honoring its existing obligations to indemnify, or advance expenses to, any Person who was a director, officer or employee of such party or any member of its Group, at or prior to the Distribution Time, to the extent such Person was entitled to such indemnification or advancement of expenses pursuant to then-existing obligations; provided, however, that to the extent applicable, Section 6.02 hereof shall determine whether any party shall be required to indemnify the other or a member of its Group in respect of such Liability.

(c)                        No party hereto shall make, nor permit any member of its Group to make, any Claim or demand, or commence any Action asserting any Claim or demand, including any Claim of contribution or indemnification, against the other party, or any related Released Party, with respect to any Liability released pursuant to Section 6.01(a).

(d)                       It is the intent of each of the parties hereto by virtue of the provisions of this Section 6.01 to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Distribution Date between members of the Masco Group, on the one hand, and members of the Spin Co Group, on the other hand, (including any contractual agreements or arrangements existing or alleged to exist between the parties on or before the Distribution Date), except as expressly set forth in Section 6.01(b) or as expressly provided in this Agreement or any Ancillary Agreement. At any time, at the reasonable request of either Masco or Spin Co, the other party hereto shall execute and deliver (and cause its respective Subsidiaries to execute and deliver) releases reflecting the provisions hereof.

Section 6.02.  Spin Co Indemnification of the Masco Group.  (a) Effective as of and after the Distribution Time, Spin Co shall indemnify, defend and hold harmless each member of the Masco Group, each Affiliate thereof and each of their respective directors, officers and employees (the “Masco Indemnitees”)

from and against any and all Liabilities incurred or suffered by any of the Masco Indemnitees arising out of or in connection with (i) any of the Spin Co Liabilities, or the failure of any member of the Spin Co Group to pay, perform or otherwise discharge any of the Spin Co Liabilities, (ii) any breach by Spin Co or any member of the Spin Co Group of this Agreement or any Ancillary Agreement and (iii) any payments made by Masco or any member of the Masco Group in respect of any Spin Co Surety Bond or any Liability of any member of the Masco Group in respect thereof.

(b)                       Except to the extent set forth in Section 6.03(b), effective as of and after the Distribution Time, Spin Co shall indemnify, defend and hold harmless each of the Masco Indemnitees and each Person, if any, who controls any Masco Indemnitee within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in the Form 10 or any amendment thereof, the Information Statement (as amended or supplemented if Spin Co shall have furnished any amendments or supplements thereto), the Equity Compensation Registration Statement or any marketing materials prepared in connection with the Credit Facility or caused by any omission or alleged omission to state therein a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 6.03.  Masco Indemnification of Spin Co Group.  (a) Effective as of and after the Distribution Time, Masco shall indemnify, defend and hold harmless each member of the Spin Co Group, each Affiliate thereof and each of their respective directors, officers and employees (the “Spin Co Indemnitees”) from and against any and all Liabilities incurred or suffered by any of the Spin Co Indemnitees and arising out of or in connection with (i) any of the Masco Liabilities, or the failure of any member of the Masco Group to pay, perform or otherwise discharge any of the Masco Liabilities and (ii) any breach by Masco or any member of the Masco Group of this Agreement or any Ancillary Agreement.

(b)                       Effective as of and after the Distribution Time, Masco shall indemnify, defend and hold harmless each of the Spin Co Indemnitees and each Person, if any, who controls any Spin Co Indemnitee within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in the Form 10 or any amendment thereof, the Information Statement (as amended or supplemented if Spin Co shall have furnished any amendments or supplements thereto), the Equity Compensation Registration Statement or any marketing materials prepared in connection with the Credit Facility or any marketing materials prepared in connection with the Credit Facility or caused by any omission or alleged omission to state therein a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such Liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based on information furnished by Masco solely in respect of the Masco Group, including, for the avoidance of doubt, information contained in the Information Statement under the caption “The Separation — Reasons for the Separation”.

Section 6.04.  Procedures.  (a) The party seeking indemnification under Section 6.02 or Section 6.03 (the “Indemnified Party”) agrees to give prompt notice to the party against whom indemnity is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any suit, action or proceeding (each, a “Claim”) in respect of which indemnity may be sought hereunder and will provide the Indemnifying Party such information with respect thereto that the Indemnifying Party may reasonably request.  The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have prejudiced the Indemnifying Party.

(b)                       Subject to Section 6.04(e), the Indemnifying Party shall be entitled to participate in the defense of any Claim asserted by any Third Party (“Third Party Claim”) and, subject to the limitations set forth in this Section 6.04, if it so notifies the Indemnified Party no later than 30 days after receipt of the notice described in Section 6.04(a), shall be entitled to control and appoint lead counsel for such defense, in each case at its expense.  If the Indemnifying Party does not so notify the Indemnified Party, the Indemnified Party shall have the right to defend or contest such Third Party Claim through counsel chosen by the Indemnified Party that is reasonably acceptable to the Indemnifying Party, subject to the provisions of this Section 6.04.  The Indemnified Party shall provide the Indemnifying Party and such counsel with such information regarding such Third Party Claim as either of them may reasonably request (which request may be general or specific).

(c)                        Subject to Section 6.04(e), if the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of Section 6.04(b), (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim, if the settlement does not release the Indemnified Party from all Liabilities and obligations with respect to such Third Party Claim or the settlement imposes injunctive or other equitable relief against the Indemnified Party or any of its related Indemnitees or is otherwise materially prejudicial to any such Person and (ii) the Indemnified Party shall be entitled to participate in (but not control) the defense of such Third Party Claim and, at its own expense, to employ separate counsel of its choice for such purpose; provided that in the event of a conflict of interest between the Indemnifying Party and the applicable Indemnified Party, the reasonable and documented fees and expenses of such separate counsel shall be at the Indemnifying Party’s expense.

(d)                       Spin Co hereby agrees to notify Masco of any actual or threatened Third Party Claim or Action that Spin Co reasonably believes could be or become a Fundamental Claim within 10 Business Days of Spin Co becoming aware of such Third Party Claim or Action.

(e)                        Notwithstanding anything to the contrary contained herein, Masco shall have the right, but not the obligation, to defend or assume the defense of, and settle or compromise (or seek to settle or compromise or to reject any proposed settlement or compromise), any Fundamental Claim asserted in whole or in part against any member of the Spin Co Group, at Spin Co’s sole expense (including any attorneys’ fees and expenses and associated investigation costs related thereto); provided that Masco shall notify Spin Co of its decision to exercise control of any Fundamental Claim within 60 days of the later of (i) Masco receiving the notice described in Section 6.04(d) or (ii) any Governmental Authority becoming involved in any Third Party Claim or Action.  For the avoidance of doubt, if Masco exercises its right to control the defense of any Fundamental Claim in accordance with this Section 6.04(e), Masco shall have sole and exclusive authority to commence, prosecute, manage, control, conduct, defend, settle or otherwise determine all matters of whatever nature (including, as applicable, litigation strategy and choice of legal counsel or other professionals) with respect to such Fundamental Claim.

(f)                         Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim (including any Fundamental Claim) and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(g)                        [Each Indemnified Party shall use reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Liabilities payable under Section 6.02 or Section 6.03 and the reasonable expenses incurred in connection therewith will be treated as Liabilities subject to indemnification hereunder.]

(h)                       If any Third Party Claim shall be brought against a member of each Group, then such Action shall be deemed to be a Spin Co Assumed Action or a Masco Assumed Action in accordance with Sections 5.02(a) or 5.02(b), to the extent applicable, and the related party shall be deemed to be the Indemnifying Party for the purposes of this Article 6.  In the event of any Action in which the Indemnifying Party is not also named defendant, at the request of either the Indemnified Party or the Indemnifying Party, the parties will use reasonable efforts to substitute the Indemnifying Party or its applicable Affiliate for the named defendant in the Action.

Section 6.05.  Calculation of Indemnification Amount.  Any indemnification amount pursuant to Section 6.02 or Section 6.03 shall be paid (i)

net of any amounts recovered by the Indemnified Party under applicable Third Party insurance policies or from any other Third Party alleged to be responsible therefor, and (ii) taking into account any Tax Benefit allowable to the Indemnified Party (using the methodology set forth in Section [11(d)] of the Tax Matters Agreement to determine the amount of any such Tax Benefit) and any Tax cost incurred by the Indemnified Party arising from the incurrence or payment of the relevant Liabilities.  Masco and Spin Co agree that, for United States federal income Tax purposes, any payment made pursuant to this Article 6 will be treated as provided under [Section 12(c)] of the Tax Matters Agreement.  If the Indemnified Party receives any amounts under applicable Third Party insurance policies, or from any other Third Party alleged to be responsible for any Liabilities, subsequent to an indemnification payment by the Indemnifying Party in respect thereof, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made by such Indemnifying Party in respect thereof up to the amount received by the Indemnified Party from such Third Party insurance policy or Third Party, as applicable.  The Indemnifying Party shall not be liable for any Liabilities under Section 6.02 or Section 6.03 to the extent such Liabilities are special, indirect, incidental, consequential or punitive damages or lost profits (other than any such Liabilities actually paid to Third Parties).

Section 6.06.  Contribution.  If for any reason the indemnification provided for in Section 6.02 or Section 6.03 is unavailable to any Indemnified Party, or insufficient to hold it harmless, then the Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of such Liabilities in such proportion as is appropriate to reflect the relative fault of the Masco Group, on the one hand, and the Spin Co Group, on the other hand, in connection with the conduct, statement or omission that resulted in such Liabilities.  In case of any Liabilities arising out of or related to information contained in the Form 10 or any amendment thereof, the Information Statement (as amended or supplemented if Spin Co shall have furnished any amendments or supplements thereto), the Equity Compensation Registration Statement or any marketing materials prepared in connection with the Credit Facility, the relative fault of the Masco Group, on the one hand, and the Spin Co Group, on the other hand, shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or the omission or alleged omission of a material fact relates to information supplied by Masco or Spin Co.

Section 6.07.  Survival of Indemnities.  The rights and obligations of any Indemnified Party or Indemnifying Party under this Article 6 shall survive the sale or other transfer of any party of any of its assets, business or liabilities.

ARTICLE 7
MISCELLANEOUS

Section 7.01.  Notices.  Any notice, instruction, direction or demand under the terms of this Agreement required to be in writing shall be duly given upon delivery, if delivered by hand, facsimile transmission, or mail, to the following addresses:

If to Masco to:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180
Attn: General Counsel
Facsimile: [•]

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attn: John D. Amorosi
Bruce Dallas
Facsimile: (212) 701-5010

If to Spin Co to:

Spin Co Inc.
[ADDRESS]
[ADDRESS]
Attn: General Counsel
Facsimile: [•]

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attn: John D. Amorosi
Bruce Dallas
Facsimile: (212) 701-5010

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 7.02.  Amendments; No Waivers.  (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Masco and Spin Co, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)                                 No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 7.03.  Expenses.  Except as specifically provided otherwise in this Agreement or any Ancillary Agreement [and except as set forth on Schedule Section 7.03], all costs and expenses incurred by the Masco Group in connection with the Distribution and related transactions shall be paid by Masco, and all costs and expenses incurred by the Spin Co Group in connection with the Distribution and related transactions shall be paid by Spin Co.

Section 7.04.  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.  If any party or any of its successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such party shall assume all of the obligations of such party under the Distribution Documents.

Section 7.05.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 7.06.  Counterparts; Effectiveness; Third-Party Beneficiaries.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Except for the indemnification and release provisions of Article 6, neither this Agreement nor any provision hereof is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.

Section 7.07.  Entire Agreement.  This Agreement and the other Distribution Documents constitute the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter hereof and thereof.  No representation, inducement, promise, understanding, condition or warranty not set forth herein or in the other Distribution Documents has been made or relied upon by any party hereto or any member of their Group with respect to the transactions contemplated by the Distribution Documents.  To the extent that the provisions of this Agreement are inconsistent with the provisions of any other Distribution Document, the provisions of such other Distribution Document shall prevail.

Section 7.08.  Tax Matters.  Except as otherwise expressly provided herein, this Agreement shall not govern Tax matters (including any administrative, procedural and related matters thereto), which shall be exclusively governed by the Tax Matters Agreement and the Employee Matters Agreement.

Section 7.09.  Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Chancery Court, or if such court shall not have jurisdiction, any federal court located in the State of Delaware or any Delaware state court, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from the transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or outside of the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 7.01 shall be deemed effective service of process on such party.

Section 7.10.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.11.  Termination.  Notwithstanding any provision of this Agreement to the contrary, the Masco Board of Directors may, in its sole discretion and without the approval of Spin Co or any other Person, at any time prior to the Distribution terminate this Agreement and/or abandon the

Distribution, whether or not it has theretofore approved this Agreement and/or the Distribution.  In the event this Agreement is terminated pursuant to the preceding sentence, this Agreement shall forthwith become void and neither party nor any of its directors or officers shall have any liability or further obligation to the other party or any other Person by reason of this Agreement.

Section 7.12.  Severability.  If any one or more of the provisions contained in this Agreement should be declared invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a declaration, the parties shall modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 7.13.  Survival.  All covenants and agreements of the parties contained in this Agreement shall survive the Distribution Date indefinitely, unless a specific survival or other applicable period is expressly set forth herein.

Section 7.14.  Captions.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 7.15.  Interpretation.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of its authorship of any of the provisions of this Agreement.

Section 7.16.  Specific Performance.  Each party to this Agreement acknowledges and agrees that damages for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and irreparable harm would occur.  In recognition of this fact, each party agrees that, if there is a breach or threatened breach, in addition to any damages, the other nonbreaching party to this Agreement, without posting any bond, shall be entitled to seek and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction, attachment, or any other equitable remedy which may then be available to obligate the breaching party (i) to perform its obligations under this Agreement or (ii) if the breaching party is unable, for whatever reason, to perform those obligations, to take any other actions as are necessary, advisable or appropriate to give the other party to this Agreement the economic effect which comes as close as possible to the performance of those obligations (including, but not limited to, transferring, or granting liens on, the assets of the breaching party to secure the performance by the breaching party of those obligations).

Section 7.17.  Performance.  Each party shall cause to be performed all actions, agreements and obligations set forth herein to be performed by any member of such party’s Group.

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IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

MASCO CORPORATION

By:
Name:
Title:

SPIN CO INC.

By:
Name:
Title:

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